Mail Stop 4561
								August 16, 2005

Patrice M. Lima
Vice President, Controller
Blue River Bancshares, Inc.
29 East Washington Street
Shelbyville, Indiana 46176

Re:	Blue River Bancshares, Inc.
	Item 4.02 Form 8-K
      Filed April 20, 2005
	Form 10-KSB for the fiscal year ended
	December 31, 2004
	Forms 10-QSB for quarterly periods ended
	March 31, 2005 and June 30, 2005
      File No.  000-24501

Dear Ms. Lima:

      We have reviewed your filings and have the following comments.
We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.









Form 8-K Item 4.02 Filed April 20, 2005

1. We note that you reported the material weakness with respect to your controls over accounting for SFAS 91 in your filed 2004 Form 10-
KSB. Please tell us how you determined that:
* You did not have to file a Form 8-K Item 4.02 upon discovering the error in your previously issued financial statements;
* The incorrect accounting for deferred loan fees and costs impacted only your financial statements included in 2004 periodic reports and none of your previously filed financial statements; and
* No disclosure of the correction of the error was required in the 2004 Form 10-KSB. It appears to us that the correction significantly impacted your net income for fiscal 2004 as well as each of the quarters in 2004.

2. Please file restated financial statements for each of the quarters in 2004 in amended Forms 10-QSB to disclose the correction of error in accordance with paragraph 37of APB Opinion No. 20.

Form 10-KSB For The Fiscal Year Ended December 31, 2004
Item 8A. Controls And Procedures
Evaluation Of Disclosure Controls And Procedures, page 21

3. Please revise to expressly disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. Your current disclosure only addresses the evaluation of your disclosure controls and procedures.

Form 10-QSB For The Quarterly Period Ended March 31, 2005
Item 3. Controls And Procedures
Evaluation Of Disclosure Controls And Procedures, page 21

4. Please revise to include unqualified conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. Refer to Question 5 of Division of Corporation Finance FAQ (revised October 6, 2004) on Management`s Report on Internal Control Over Financial Reporting and
Certification of Disclosure in Exchange Act Periodic Reports.


Limitations On Effectiveness Of Controls, page 21

5. We note your disclosures that control systems can only provide reasonable assurance that objectives of the control system are met.
Please revise the conclusions of your principal executive and financial officers to expressly disclose, if true, whether the disclosure controls and procedures are effective at the reasonable assurance level. Refer to Section II.F.4 of the Commission`s Release
No. 33-8238.

Form 10-QSB For The Quarterly Period Ended June 30, 2005
Item 3. Controls And Procedures
Evaluation Of Disclosure Controls And Procedures, page 25

6. Please revise this section to incorporate changes similar to those requested in the comments on the Form 10-QSB for the quarter ended March 31, 2005.

      As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond.
You may wish to provide us with
marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Questions may be directed to Chris Harley at (202) 551-3695 or me at (202) 551- 3423.

							Sincerely,


							Amit Pande
							Assistant Chief Accountant
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Ms. Patrice Lima
Vice President, Controller
Blue River Bancshares, Inc.
August 16, 2005
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